EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended
	September 9, 2005	September 10, 2004
Income (loss) from continuing operations before income taxes	$107	$(96)
Add (deduct):
Fixed charges	378	423
Capitalized interest	(3)	(2)
Amortization of capitalized interest	4	4
Minority interest in consolidated affiliates	6	3
Net losses related to certain 50% or less owned affiliates	1	12
Distributions from equity investments	2	2
Distributions on preferred OP units	(21)	(28)
Issuance costs of redeemed Class B preferred OP units	(4)	(4)

Adjusted earnings	$470	$314

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$318	$356
Capitalized interest	3	2
Distributions on preferred OP units	21	28
Portion of rents representative of the interest factor	32	33
Issuance costs of redeemed Class B preferred OP units	4	4

Total fixed charges and preferred OP unit distributions	$378	$423

Ratio of earning to fixed charges and preferred OP unit distributions	1.2	—
Deficiency of earnings to fixed charges and preferred OP unit distributions	$—	$(109)